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SE(19010269

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67585

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TWG Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 W. Jackson Blvd., 8th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen W. Barrett (312) 356-2341
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 04 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen W. Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TWG Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

ROSARIA R ARRABITO
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 24, 2020

[Signature]
Signature

President
Title

Rosaria R. Arrabito
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and
Supplementary Information

TWG Securities, Inc.

As of and for the Year Ended December 31, 2018
With Report of Independent Registered Public Accounting Firm

TWG Securities, Inc.

Financial Statements and Supplementary Information

As of and for the Year Ended December 31, 2018

Contents

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of TWG Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TWG Securities, Inc. (the "Company") as of December 31, 2018, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

March 1, 2019

We have served as the Company's auditor since 2018.

TWG Securities, Inc.

Statement of Financial Condition

December 31, 2018

Assets		
Cash	$	192,367
Income tax receivable		313
Net deferred tax assets		2,748
Prepaid expenses		24,861
Total assets	$	220,289
Liabilities and stockholder's equity		
Liabilities:		
Accrued liabilities — Audit fees	$	50,000
Accrued liabilities — Other		6,733
Total liabilities		56,733
Stockholder's equity:		
Common stock, par value $.01 per share, 1,000 shares authorized, 100 shares issued and outstanding		1
Additional paid-in capital		82,315
Retained earnings		81,240
Total stockholder's equity		163,556
Total liabilities and stockholder's equity	$	220,289

See accompanying notes.

TWG Securities, Inc.

Statement of Income

Year Ended December 31, 2018

Revenues	
Fee income	$ 258,000
Expenses	
Audit fees	50,000
Rent	45,000
Licensing and registration	28,786
Salaries	17,280
Legal fees	8,482
General and administrative	5,671
Total expenses	155,218
Income before income tax expense	102,782
Income tax expense	23,649
Net income	$ 79,133

See accompanying notes.

TWG Securities, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2018

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2018	$ 1	$ 82,315	$ 2,107	$ 84,423
Net Income	–	–	79,133	79,133
Balance at December 31, 2018	$ 1	$ 82,315	$ 81,240	$ 163,556

See accompanying notes.

TWG Securities, Inc.

Statement of Cash Flows

Year Ended December 31, 2018

Operating activities		
Net income	$	79,133
Adjustments to reconcile net income to net cash provided by operations:		
Deferred tax expense		7,634
Changes in operating assets and liabilities:		
Prepaid expenses		(2,152)
Income tax receivable		13,878
Accrued liabilities		21,161
Net cash provided by operating activities		119,654
Cash and cash equivalents at beginning of year		72,713
Cash and cash equivalents at end of year	$	192,367

See accompanying notes.

TWG Securities, Inc.

Notes to Financial Statements

As of and for the year ended December 31, 2018

1. Organization and Operations

TWG Securities, Inc. (the Company), a Delaware corporation, is a registered broker-dealer with the Securities and Exchange Commission (SEC) and with the securities commissions in all 50 states. The Company is also a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated, and became licensed with FINRA, in 2007. In January 2016, TWG Holdings, Inc., a wholly owned subsidiary of The Warranty Group. Inc. (TWG), acquired all of the shares of the Company from the predecessor owners. On May 31, 2018, TWG was acquired by Assurant Inc. (AIZ).

The sole activities of the Company are to serve as a brokerage agent for TWG and various other captive reinsurance companies in the sale of securities of such entities to a limited number of investors in offerings exempt from the registration requirements of The Securities Act of 1933.

The Company claims an exemption from both (a) the computation of reserve requirements and (b) the possession or control of securities requirements per SEC Rule 17a-5(d) under paragraph (k)(2)(i) of Rule 15(c)3-3 of the Securities Exchange Act of 1934.

2. Significant Accounting Policies

Income Taxes
The Company is included in the consolidated federal income tax return of the U.S. consolidated tax group of AIZ. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. The Company recognizes deferred income tax assets and liabilities for the future tax effects attributable to temporary differences between the financial statements and tax return bases of assets and liabilities based on enacted rates and other provisions of applicable tax law. All income taxes are settled in cash pursuant to a formal tax sharing agreement. The Company classifies all penalties and interest related to all tax matters in income tax expense, as and if applicable. The Company files various state tax returns.

Revenue Recognition
The Company provides brokerage agency services pursuant to an annual contract with specified monthly payments that are not contingent on the volume of such services. The performance obligation for providing such services is satisfied over time as TWG is receiving and consuming the benefits as they are needed on a monthly basis.

2. Significant Accounting Policies (continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

3. Income Taxes

The income tax expense consists of the following for the year ended December 31, 2018:

Federal – current	$ 21,928
State – current	(5,913)
Federal – deferred	875
State – deferred	6,759
Total income tax expense	$ 23,649

A reconciliation of the income tax benefit based on the U.S. federal tax rate to the provision reported for the year ended December 31, 2018, is as follows:

Federal tax rate	21.00%
State income taxes, net of federal benefit	1.67
Other	0.34
Effective tax rate	23.01%

Components of the Company's deferred tax assets and (liabilities) at December 31, 2018 are as follows:

Net operating loss carryforwards	$ 7,329
Prepaid expenses	(4,581)
Net deferred tax assets	$ 2,748

At December 31, 2018, the Company had federal net operating loss carryforwards of $34,902 that will expire in 2034 and Nebraska operating loss carryforwards of $121 that will expire at various dates from 2036 to 2038.

3. Income Taxes (continued)

The Company did not recognize any liability for uncertain tax benefits and does not expect that there will be any significant change over the next 12 months. In addition, the Company did not recognize any liabilities for interest related to unrecognized tax benefits at December 31, 2018.

The Company is currently not under examination by the Internal Revenue Service. The Company is no longer subject to U.S. federal examinations or state examinations before 2015.

On December 22, 2017, the Tax Cuts and Jobs Act was signed into law implementing numerous changes to tax law including a permanent reduction in the U.S. federal corporate income tax rate from 35% to 21% effective for taxable years beginning on or after January 1, 2018. In accordance with Staff Accounting Bulletin 118 issued by the SEC in December 2017, the Company recorded provisional amounts for certain items for which the income tax accounting was not complete. In connection with the initial analysis of the impact of the TCJA, the Company recorded a net discrete provisional tax expense of $2,424 as of December 31, 2017.

4. Net Capital Requirements

The Company, is subject to the uniform net capital requirement pursuant to SEC Rule 15c3-1 (the Rule). The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $5,000, as defined in the Rule. At December 31, 2018, the Company had net capital of $135,634, which was in excess of its required net capital of $5,000. At December 31, 2018, the Company's percentage of aggregate indebtedness to net capital was 41.8%.

The Rule effectively restricts advances to affiliates or capital withdrawals.

5. Related-Party Transactions

As discussed in Note 2, the Company receives fees from TWG on a monthly basis based on a contractually agreed-upon amount.

Employees of TWG provide various management and administrative functions for the Company. On a monthly basis, TWG estimates the fair value of the time and payroll tax related expenses incurred related to management and administrative functions performed by TWG employees and allocates those expenses to the Company. During the year ended December 31, 2018, the Company was allocated $17,280 for these expenses, which is recorded as Salaries on the Statement of Income.

5. Related-Party Transactions (continued)

Under the terms of the intercompany agreement, the Company pays TWG a monthly fee for expenses related to rent, utilities, information and technology, and other office expenses. The expenses for the year totaled $45,000 and is recorded as Rent on the Statement of Loss.

The Company records the expense each month as incurred. Expenses associated with rent are allocated based on the square footage utilized for office space, and the remainder is then allocated based on estimated usage of utilities, information and technology, and other office expenses. Management believes that such costs are indicative of fair value of such services and related allocations. However, given the nature of related party transactions, there can be no assurances that such expenses would be equivalent to amounts that would be charged by unrelated parties.

6. Fidelity Bond

The Company maintains a $100,000 fidelity bond.

7. Subsequent Events

The Company has evaluated subsequent events for recognition or disclosure through the issuance date of these financial statements on March 1, 2019. There were no subsequent events to recognize or disclose in the financial statements.

Supplementary Information

TWG Securities, Inc.

Schedule I - Computation of Net Capital and Aggregate Indebtedness Under SEC Rule 15c3-1

December 31, 2018

Computation of net capital:		
Total stockholder's equity from Statement of Financial Condition	$	163,556
Less nonallowable assets:		
Prepaid expenses		24,861
Income tax receivable		313
Net deferred tax assets		2,748
Net capital		135,634
Net capital requirement (greater of 6 2/3% of aggregate indebtedness or $5,000)		5,000
Excess net capital	$	130,634
Aggregate indebtedness:		
Accrued liabilities — Audit fees		50,000
Accrued liabilities — Other		6,733
Total aggregate indebtedness	$	56,733
Percentage of aggregate indebtedness to net capital		41.8%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited FOCUS Part IIa filing as of December 31, 2018 submitted on January 25, 2019.

pwc

Report of Independent Registered Public Accounting Firm

To the Management of TWG Securities, Inc.

We have reviewed TWG Securities, Inc.'s assertions, included in the accompanying Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(i), as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

March 1, 2019

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

TWG Securities Inc. Exemption Report

TWG Securities Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

____
TWG Securities, Inc.

I, ______________, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By: Stephen W. Barrett
Title: President & Principal
March 1, 2019